ROCK RESOURCES INC.
(the "Company")

02049961

02 SEP 13 AM 9:55

News Release – September 4, 2002

ROCK RESOURCES EXECUTES THREE LETTERS OF AGREEMENT WITH ROCK MINERALS INTERNATIONAL PLC

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VANCOUVER, B.C.-- Rock Resources Inc. ("RCK") is pleased to announce it has executed Letters of Agreement with Rock Minerals International Plc ("RMI"), for RMI to earn a 51% interest in three of RCK's Canadian exploration properties; Fyre Lake, Lakemount and Temagami East.

Exploration management of the three properties will be carried out by RCK from its Vancouver offices with the Temagami East exploration operated by Tres-Or Resources Ltd., RCK's joint venture partner in that project.

RMI was founded by the Company and certain RCK shareholders to raise exploration funding and create shareholder value by way of mineral exploration for a mixture of precious metals, base metals and diamonds through a portfolio of properties.

In announcing the agreements, Mr. Graeme Rowland, Chairman, CEO and President of RCK, said, "The primary objective of RMI is to create a significant shareholder value through the acquisition of larger mineral exploration properties, the discovery and/or extension of substantial reserves and the sale or joint venture of the discoveries to major mining companies. The signing of these agreements is an important step forward to realizing this objective."

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, Chairman

TSX VENTURE: RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com

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